UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Sequenom, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
817337108
(CUSIP Number)
Kevin M. Royer, Esq.
Siemens Corporation
153 East 53 Street, 56th Floor
New York, NY 10022
(212) 258-4151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	859823106

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Venture Capital GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3
	SEC USE ONLY

4
	SOURCE OF FUNDS (SEE INSTRUCTIONS)		OO

5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6
	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

	7
		SOLE VOTING POWER	3,385,111
NUMBER OF

SHARES	8
BENEFICIALLY		SHARED VOTING POWER	0
OWNED BY

EACH	9
REPORTING		SOLE DISPOSITIVE POWER	3,385,111
PERSON

WITH	10
		SHARED DISPOSITIVE POWER	0

11
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,385,111

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.46%

14
	TYPE OF REPORTING PERSON
	CO

SCHEDULE 13D

CUSIP No.	859823106

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Beteiligungen Inland GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3
	SEC USE ONLY

4
	SOURCE OF FUNDS (SEE INSTRUCTIONS)		OO

5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6
	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

	7
		SOLE VOTING POWER	3,385,111
NUMBER OF

SHARES	8
BENEFICIALLY		SHARED VOTING POWER	0
OWNED BY

EACH	9
REPORTING		SOLE DISPOSITIVE POWER	3,385,111
PERSON

WITH	10
		SHARED DISPOSITIVE POWER	0

11
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,385,111

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.46%

14
	TYPE OF REPORTING PERSON
	CO

SCHEDULE 13D

CUSIP No.	859823106

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Aktiengesellschaft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3
	SEC USE ONLY

4
	SOURCE OF FUNDS		OO

5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6
	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

	7
		SOLE VOTING POWER	3,385,111
NUMBER OF

SHARES	8
BENEFICIALLY		SHARED VOTING POWER	0
OWNED BY

EACH	9
REPORTING		SOLE DISPOSITIVE POWER	3,385,111
PERSON

WITH	10
		SHARED DISPOSITIVE POWER	0

11
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,385,111

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.46%

14
	TYPE OF REPORTING PERSON
	CO

Item 1.          Security and Issuer
This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) amends and restates Items 2, 3, 4, 5 and 7 of the Schedule 13D filed by Siemens Venture Capital GmbH and Siemens Aktiengesellschaft on June 12, 2006 (the “Schedule 13D,” and together with Amendment No. 1, the “Statement”). This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sequenom, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3595 John Hopkins Court, San Diego, California 92121.
Item 2.           Identity and Background
This Amendment No. 1 is being filed jointly by the following persons (each, individually, a “Reporting Person” and collectively the “Reporting Persons”): (1) Siemens Venture Capital GmbH, a company organized under the laws of the Federal Republic of Germany (“Siemens Venture Capital”), (2) Siemens Beteiligungen Inland GmbH, a company organized under the laws of the Federal Republic of Germany (“Siemens Beteiligungen”) and (3) Siemens Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”). The business address of each of Siemens Venture Capital, Siemens Beteiligungen and Siemens AG is Wittelsbacherplatz 2, D-80333 Munich. Siemens Venture Capital is a direct wholly-owned subsidiary of Siemens Beteiligungen, which is in turn a direct wholly-owned subsidiary of Siemens AG. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit A hereto.
The principal business of Siemens Venture Capital is to identify and fund investments in emerging and innovative technologies that will enhance the core business scope of Siemens, particularly in medical solutions, automation and control, power, transportation systems, and lighting.
The principal business of Siemens Beteiligungen is the formation of and acquisition of businesses and investments in companies as well as the administration of business investments.
Siemens AG’s business is based in electronics and electrical engineering with strong market positions in industrial automation, power generation, medical solutions including diagnostics, rail transportation systems, water technologies and lighting.
The name, business address, citizenship and present principal occupation or employment of each member of the Board of Management and Supervisory Board of each Reporting Person are set forth on Exhibit B hereto and are incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons’ knowledge, any person on Exhibit B has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
On May 20, 2008, in accordance with the terms of the Purchase Agreement and Warrants (as defined below), Siemens Venture Capital exercised in full the Warrants to purchase 1,454,546 shares of Common Stock. Siemens Venture Capital exercised these Warrants through a cashless exercise at a purchase price of $2.10 per share and received a total of 1,061,070 shares of Common Stock. The remaining 393,476 shares of Common Stock issuable pursuant to the Warrants were paid to the Issuer in consideration of such exercise.
Item 4.           Purpose of Transaction
On March 27, 2006, the Issuer entered into a Securities Purchase Agreement with Com Vest Investment Partners II LLC (“Com Vest”), LB I Group Inc. (“LBIG”) and Pequot Private Equity Fund IV, L.P. (“Pequot”) providing for the sale of common stock and warrants to purchase common stock. On March 30, 2006, the Issuer, Com Vest, LBIG and Pequot amended and restated the Securities Purchase Agreement (as amended, the “Purchase Agreement”) to add Siemens Venture Capital (Siemens Venture Capital collectively with Com Vest, LBIG and Pequot, the “Purchasers”) as a fourth investor. Pursuant to the terms of the Purchase Agreement as later adjusted to give effect to a 1-for-3 reverse stock split effected on June 1, 2006, the Issuer agreed to issue and sell to Siemens Venture Capital, and Siemens Venture Capital agreed to purchase, (i) 2,424,242 shares of Common Stock (the “Shares”) and (ii) warrants to purchase up to 1,454,546 shares of Common Stock (the “Warrants”) at an exercise price of $2.10 per share, in each case, subject to adjustment for any reverse split of the Issuer’s Common Stock, certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. Cashless exercise was permitted.
On May 31, 2006, the Issuer’s shareholders approved the transactions contemplated by the Purchase Agreement (the “Transactions”), the increase in the authorized number of shares of Common Stock from 75,000,000 to 185,000,000 shares, the Declassication Proposal and the adoption of a new equity incentive plan to increase the number of shares reserved for issuance thereunder. The Issuer’s shareholders also approved an amendment to the Issuer’s Certificate of Incorporation to effect a reverse stock split of the Issuer’s Common Stock.
In connection with the Transactions, the Issuer entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”) as a condition to the closing, pursuant to which the Issuer agreed to, among other things, prepare and file a shelf registration statement (or other form of registration statement as is then available) to effect a registration within 30 days after the issuance of the Shares and the Warrants covering the resale of (i) the Shares and shares of Common Stock issuable upon exercise of the Warrants, (ii) the shares of Common Stock and the shares of Common Stock issuable upon exercise of the warrants issued to the other Purchasers, and (iii) and any other securities of the Issuer or its successor issued or issuable in exchange therefor (the “Registrable Securities”). The Issuer agreed to keep such registration statement effective until the earlier of: (x) the second anniversary of the date that such registration statement is first declared effective by the SEC (the “Effective Date”); (y) such time as all Registrable Securities covered by such registration statement have been sold pursuant to any registration statement, Rule 144 of the Securities Act of 1933, as amended (the “Act”) or any exemption from registration under the Act; or (z) such time as all of the Registrable Securities covered by such registration statement may be sold in open market transactions pursuant to Rule 144(k) of the Act. The registration statement was filed by the Issuer and became effective on July 6, 2006.
On March 27, 2006, the Issuer also entered into an amendment (the “Rights Agreement Amendment”) of the Rights Agreement, dated as of October 21, 2001 (the “Rights Agreement”), by and between the Issuer and American Stock Transfer & Trust Company, which provides that the execution of the Purchase Agreement does not trigger any obligation to issue right certificates and that the Rights Agreement and all rights thereunder shall terminate immediately prior to the closing of the Transactions.
On May 20, 2008, in accordance with the terms of the Purchase Agreement and Warrants, Siemens Venture Capital exercised in full the Warrants to purchase 1,454,546 shares of Common Stock. Siemens Venture Capital exercised these Warrants through a cashless exercise and received a total of 1,061,070 shares of Common Stock reflecting the spread between the exercise price of $2.10 per share and the Current Price Per Share of $7.7630 calculated as per the terms of the Warrants. The remaining 393,476 shares of Common Stock issuable pursuant to the Warrants were paid to the Issuer in consideration of such exercise. On May 20, 2008, Siemens Venture Capital also sold in the open market a total of 100,201 shares at $7.5676 per share.
Copies of the Purchase Agreement, the Registration Rights Agreement and the Rights Agreement Amendment are incorporated by reference herein as Exhibits C, D and E, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.
Siemens Venture Capital intends to sell the shares of Common Stock it presently holds in one or more transactions on dates and times to be determined considering certain factors, including, among other things, the price level and liquidity of the Common Stock as well as general market and economic conditions.
Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.           Interest in Securities of the Issuer
(a)-(b) As of the close of business on May 20, 2008, Siemens Venture Capital beneficially owns 3,385,111 shares of Common Stock, representing approximately 7.46% of shares of Common Stock outstanding as of April 14, 2008. Siemens Venture Capital has sole voting and dispositive power with respect to such shares. For purposes of this Statement, Siemens AG and Siemens Beteiligungen are also reported as having voting and dispositive power over such shares by virtue of their respective control over Siemens Venture Capital. Siemens Beteiligungen, as Siemens Venture Capital’s sole shareholder, and Siemens AG, as Siemens Beteiligungen’s sole shareholder, may be deemed to own all such shares.
To the best of the Reporting Persons’ knowledge, none of the persons set forth in Exhibit B beneficially owns any shares of Common Stock.

(c) Except as set forth below, there were no purchases by any of the Reporting Persons, or to the best of the Reporting Person’s knowledge, any of the persons set forth in Exhibit B during the past 60 days:

Date of Transaction	Number of Shares	Price Per Share	Type of Transaction
May 20, 2008	1,061,070	$2.10	Cashless exercise of warrants as described in Item 4.
May 20, 2008	100,201	$7.5676	Open Market Sale
 (d) Not applicable.
 (e) Not applicable
Item 7.             Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	List of Directors and Executive Officers of each Reporting Person

Exhibit C	Amended and Restated Securities Purchase Agreement, dated March 30, 2006, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit D	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit E	Amendment of Rights Agreement, dated as of March 27, 2006, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.5 to the Issuer’s Form 8-K, dated March 27, 2006 (filed March 28, 2006)).

Exhibit F	Warrant, dated June 2, 2006 (incorporated by reference to Exhibit F to Schedule 13D filed by Siemens Venture Capital and Siemens AG (filed June 12, 2006)).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Venture Capital GmbH is true, complete and correct.
Dated: May 21, 2008

SIEMENS VENTURE CAPITAL GMBH
By:	/s/ DR. RALF SCHNELL
	Name:	Dr. Ralf Schnell
	Title:	CEO

By:	/s/ THOMAS KOLBINGER
	Name:	Thomas Kolbinger
	Title:	CFO

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Beteiligungen Inland GmbH is true, complete and correct.
Dated: May 21, 2008

SIEMENS BETEILIGUNGEN INLAND GMBH
By:	/s/ CHRISTIAN HOMERING
	Name:	Christian Homering
	Title:	Managing Director

By:	/s/ DR. OTMAR N. SCHMITT
	Name:	Dr. Otmar N. Schmitt
	Title:	Managing Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens AG is true, complete and correct.
Dated: May 21, 2008

SIEMENS AKTIENGESELLSCHAFT
By:	/s/ DOMINIK ASAM
	Name:	Dominik Asam
	Title:	Managing Director and CEO Siemens Financial Services GmbH

By:	/s/ SOLMS U. WITTIG
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate and SFS